


05036727

FEB 1 8 2005
WASH. D.C. 152 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AM 3-2-2005

SEC FILE NUMBER

8- 45235

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WORLD CHOICE SECURITIES, INC.   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

__1420 BROWN TRAIL__
(No. and Street)

__BEDFORD__   __TEXAS__   __76022__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__ROSS MORRIS__   __817-280-9900__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__RHODES OSIEK & COMPANY L.L.P.__
(Name – *if individual, state last, first, middle name*)

__2170 WEST INTERSTATE 20 ARLINGTON__   __TEXAS__   __76017__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ROSS MORRIS_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____WORLD CHOICE SECURITIES, INC._____ , as
of _____DECEMBER 31,_____ , 20__04____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

SANDRA MORAN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
AUGUST 9, 2006

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Rhodes Osiek & Company, L.L.P. ◦ Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the accompanying statement of financial condition of World Choice Securities, Inc. as of December 31, 2004, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Choice Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Rhodes Osiek & Company

February 10, 2005

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 (NOTE 1)

ASSETS

CURRENT ASSETS:

Cash (Note 4)	$	114,239
Clearing deposits		35,000
Receivable from dealers		53,746
Total current assets		202,985

PROPERTY AND EQUIPMENT, AT COST:
Net of depreciation (Note 2)   0

Total Assets $ 202,985

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	66,645
Total current liabilities		66,645

STOCKHOLDERS' EQUITY

Common stock, par value $10 per share,
25,000 shares authorized, 800
shares issued and outstanding   8,000

Retained earnings   128,340

Total stockholders' equity   136,340

Total Liabilities and
Stockholders' Equity $ 202,985

The accompanying notes are an integral part
of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004 (NOTE 1)

REVENUES:

Commissions income	$ 1,490,951
Fees received	144,101
Damage awards	119,210
Interest income	3,391
Total revenue	1,757,653

EXPENSES:

Commissions	1,186,343
Salaries	133,297
Regulatory fees	31,161
Overhead reimbursement (Note 5)	185,950
Insurance	12,627
General and administrative	104,537
Total expenses	1,653,915
NET INCOME (Loss)	$ 103,738

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Retained Earnings |
	Shares	Amount	(Deficit)
BALANCE, December 31, 2003	800	$ 8,000	$ 107,202
Net Income (Loss)	-	-	103,738
Dividends	-	-	(82,600)
BALANCE, December 31, 2004	800	$ 8,000	$ 128,340

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Liabilities subordinated to claims of general
    creditors as of December 31, 2003 $ 0

Liabilities paid off during the year   0

Liabilities subordinated to claims of general
    creditors as of December 31, 2004 $ 0

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (Loss)	$ 103,738
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	423
(Increase) in receivable from dealers	(24,472)
Increase in accounts payable	37,394

NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	117,083

CASH FLOWS FROM INVESTING ACTIVITIES

Reduction in property and equipment	301
Payment of dividends	(82,600)
NET CASH (USED) FROM INVESTING ACTIVITIES	(82,299)

NET INCREASE IN CASH AND CASH EQUIVALENTS	34,784
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	79,455
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 114,239

The accompanying notes are an integral part
of these financial statements

-6-

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) changed its name on March 19, 1997. The name was changed shortly after the Company was purchased by the current shareholder. The Company was previously named PB&T Financial Services, Inc. The current owner purchased PB & T Financial Services, Inc. assuming no accounts or liabilities of the previous owners.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost and consist of data processing equipment and office furniture and equipment. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation on the data processing equipment is provided using straight-line method for financial statement purposes based on a five-year life. Office furniture is depreciated using the straight-line method based on a seven-year life. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

WORLD CHOICE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

During 2004, the property and equipment was sold to an entity owned by the sole shareholder of World Choice Securities. Prior to the transfer the Company record $423 of depreciation expense for the year ended December 31, 2004.

(3) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to FiServ Securities, Inc. and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2004, the Company has net capital of $136,027, which is in excess of its required net capital.

(4) CONCENTRATION OF CREDIT RISK:

The Company maintains a bank account at one bank. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at this bank exceeded federally insured limits.

(5)   RELATED PARTY TRANSACTION:

The Company is currently in an agreement with Choice Securities Plus, Inc., an affiliated company, owned 100% by the sole-shareholder. This agreement makes available certain facilities and provides for performance of certain services for the Company. During 2004, the Company paid $185,950 in consideration for these services and facilities. Below is the affiliated company's balance sheet as of December 31, 2004:

Cash	$ 60,708
Property & Equipment (net)	182,651
Deposits	90
Total Assets	$ 243,449
Current Liabilities	$ 10,000
Long-Term Liabilities	216,329
Capital	17,120
Total Liabilities & Capital	$ 243,449

(6)   FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

(7)   FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2004, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	149,239	149,239	$ 0
Receivable from dealers	53,746	53,746	0
Property and equipment	0	0	0
Accounts payable, accrued liabilities, expenses and other payables	66,645	66,645	0
Stockholder's equity	136,340	136,340	0
			$ 0

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2004 and have issued our report thereon dated February 10, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek & Company

February 10, 2005

-10-

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 136,340
DEDUCTIONS	(313)
NET CAPITAL BEFORE HAIRCUTS	136,027
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	0
NET CAPITAL	$ 136,027

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 66,645
TOTAL AGGREGATE INDEBTEDNESS	$ 66,645

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	4,442
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 5,000

Ratio:
Aggregate Indebtedness to Net Capital   .49 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17a-5 as of December 31, 2004)

Net Capital as Reported in Company's Part II Focus Report	$ 136,027
Adjustments	0
Net Capital Per Above	$ 136,027

WORLD CHOICE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2004

SCHEDULE II

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2004, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

WORLD CHOICE SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE III

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2004, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek & Company, L.L.P. ◦ Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2004, and have issued our report thereon dated February 10, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c 3-1 and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of World Choice Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2004, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Oueik & Company

February 10, 2005